November 28, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	CAPSTONE TECHNOLOGIES GROUP, INC.
Withdrawal of May 3, 2022 Registration Statement on Form S-1 (File No. 333-264639)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CAPSTONE TECHNOLOGIES GROUP, INC. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its May 3, 2022 Registration Statement on Form S-1 (File No. 333-264639), as amended, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on May 3, 2022.

The Registrant confirms that no securities have been sold pursuant to the May 3, 2022 Registration Statement.

Please confirm the withdrawal of the May 3, 2022 Registration Statement with a telephone call to the Registrant’s counsel, Matheau J. W. Stout, Esq., 201 International Circle, Suite 230, Hunt Valley, MD 21030. number (410) 429-7076.

If you have any questions with respect to this matter, please contact Matheau J. W. Stout at (410) 429-7076.

Sincerely,

CAPSTONE TECHNOLOGIES GROUP, INC.

/s/ Michael Pruitt
Michael Pruitt
Chief Executive Officer